UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29642

FILM ROMAN, INC.

(Exact name of registrant as specified in its charter)

12020 Chandler Boulevard, Suite 300

North Hollywood, CA 91607

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock

$0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders as of the certification or notice date: 106

Pursuant to the requirements of the Securities Exchange Act of 1934, Film Roman, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 7, 2003

	By:	/S/ JOHN HYDE

Name: John Hyde
Title: Chief Executive Officer